SCHEDULE 13D

CUSIP No. 91818X 108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X 108 (1)

(CUSIP Number)

Kun Dai

2-5/F, Tower E, LSHM Center

No. 8 Guangshun South Avenue

Chaoyang District, Beijing, 100102

The People's Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares of the Issuer.

SCHEDULE 13D

(1)	Names of Reporting Persons Kun Dai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 58,086,271
	(8)	Shared Voting Power 75,893,890
	(9)	Sole Dispositive Power 58,086,271
	(10)	Shared Dispositive Power 75,893,890
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 133,980,161
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 15.2%.* The voting power of the shares beneficially owned represent 40.2% of the total outstanding voting power.**
(14)	Type of Reporting Person (See Instructions) IN

*                             The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 880,678,805, representing the total number of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019.

**                      The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

SCHEDULE 13D

(1)	Names of Reporting Persons Xin Gao Group Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 40,809,861
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,809,861
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,809,861
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 4.6%.* The voting power of the shares beneficially owned represent 32.7% of the total outstanding voting power.**
(14)	Type of Reporting Person (See Instructions) CO

*                             The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 880,678,805, representing the total number of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019.

**                      The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

SCHEDULE 13D

(1)	Names of Reporting Persons Gao Li Group Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 17,276,410
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,276,410
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,276,410
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 2.0%.* The voting power of the shares beneficially owned represent 1.4% of the total outstanding voting power.**
(14)	Type of Reporting Person (See Instructions) CO

*                             The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 880,678,805, representing the total number of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019.

**                      The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on this Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of Uxin Limited, a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “UXIN”. The Reporting Persons (as defined below), however, only beneficially own Ordinary Shares.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1.                  Kun Dai, a citizen of P.R. China, the chairman of board of directors and the chief executive officer of the Issuer (the “Founder”);

2.                  Xin Gao Group Limited, a British Virgin Islands company, which is beneficially owned by the Founder through a trust and of which the Founder is the sole director (“Xin Gao”); and

3.                  Gao Li Group Limited, a British Virgin Islands company, which is wholly owned by the Founder and of which the Founder is the sole director (“Gao Li”).

The parties listed above are collectively referred to as the “Reporting Persons.” The business address of all Reporting Persons is 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing, 100102, The People’s Republic of China.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of their executive officers and directors, if applicable, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 11, 2019.

Item 3. Source and Amount of Funds.

On May 29, 2019, the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) with a few investors, including Redrock Holding Investments Limited, a business company duly incorporated and validly existing under the Laws of the British Virgin Islands (“Redrock”), TPG Growth III SF Pte. Ltd., a private company limited by shares duly incorporated and validly existing under the laws of Singapore (“TPG”), and 58.com Holding Inc., a business company duly incorporated and validly existing under the laws of the British Virgin Islands (the “Strategic Investor”), among others. Pursuant to the Note Purchase Agreement, the Issuer issued to the investors certain Convertible Notes in an aggregate principal amount of US$230 million (the “Notes”) on June 10, 2019 and June 11, 2019. None of the Reporting Persons acquired any shares or other securities of the Issuer through this transaction.

In connection with the issuance of the Notes, on June 10, 2019, an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) was entered into by and among the Issuer, Redrock, TPG, Strategic Investor (Redrock, TPG and Strategic Investor, each a “Key Investor”, and collectively the “Key Investors”), each of the Reporting Persons, and JenCap UX, an exempted company incorporated and validly existing under the laws of the Cayman Islands.

SCHEDULE 13D

Pursuant to the Investors’ Rights Agreement, during the three years following the issuance of the Notes, which may be extended by another two years if all Key Investors agree to extend (the “Period”), the Issuer’s board of directors (the “Board”) shall consist of eight directors, among which, subject to certain limitations set forth in the Investors’ Rights Agreement, each of the Key Investors and the Founder shall be entitled to nominate one director, the Key Investors shall be entitled to collectively nominate two independent directors, the Founder shall be entitled to nominate one independent director, and the Board shall appoint the eighth director. Each party to the Investors’ Rights Agreement has agreed that it or he will exercise its or his respective voting rights to (i) elect the directors nominated by each of the Key Investors and the Founder (each a “Director Nominating Party”) to the Board, (ii) remove such director from the Board if the Director Nominating Party so determines, and (iii) replace such director as nominated by the Director Nominating Party in the event of a vacancy. In connection with the Reporting Persons’ obligations under the Investors’ Rights Agreement, Xin Gao has granted an equitable share mortgage (the “Share Mortgage”) in favor of the Key Investors over the Class B Ordinary Shares it holds in the Issuer, to secure certain of their obligations under the Investors’ Rights Agreement. In addition, pursuant to the Investors’ Rights Agreement, during the Period, the Reporting Persons have agreed that they will not transfer any of the shares they beneficially own in the Issuer without the prior written consent of each of the Key Investors, subject to certain exceptions. The Investors’ Rights Agreement also provides for certain corporate governance arrangements during the Period.

Because of the arrangements in the Investors’ Rights Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person.

The foregoing summary of the Investors’ Rights Agreement and the Share Mortgage is qualified in its entirety by the full text of the Investors’ Rights Agreement and the Share Mortgage, copies of which are filed as Exhibits 99.2 and 99.3, respectively, to this Schedule 13D.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Except as set forth in this Item 4 or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of their respective executive officers and directors, if applicable, has any present plans or proposals that relate to or would result in:

(a)                        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b)                        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,

(c)                         A sale or transfer of a material amount of assets of the Issuer,

(d)                        Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e)                         Any material change in the present capitalization or dividend policy of the Issuer,

(f)                          Any other material change in the Issuer’s business or corporate structure,

SCHEDULE 13D

(g)                         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h)                        A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)                            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or

(j)                           Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a), (b)            Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5. The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the Reporting Persons.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Kun Dai	133,980,161	15.2%	58,086,271	75,893,890	58,086,271	75,893,890
Xin Gao Group Limited	40,809,861	4.6%	40,809,861	0	40,809,861	0
Gao Li Group Limited	17,276,410	2.0%	17,276,410	0	17,276,410	0

The 133,980,161 ordinary shares of the Issuer beneficially owned by Mr. Kun Dai comprise (i) 40,809,861 Class B ordinary shares directly held by Xin Gao as described below, (ii) 17,276,410 Class A ordinary shares held by Gao Li as described below, (iii) 61,129,800 and 14,764,090 Class A ordinary shares of the Issuer held by Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, respectively, as described below.

Xin Gao directly holds 40,809,861 Class B ordinary shares of the Issuer. Xin Gao is beneficially owned by Mr. Kun Dai through a trust and of which Mr. Dai is the sole director. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Xin Gao.

Gao Li directly holds 17,276,410 Class A ordinary shares of the Issuer. Gao Li is currently 100% owned by Mr. Kun Dai, and Mr. Dai is the sole director of Gao Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Gao Li.

Kingkey New Era Auto Industry Global Limited (“Kingkey Global”), a British Virgin Islands company, directly holds 61,129,800 Class A ordinary shares of the Issuer. The shareholders of Kingkey Global are First Tycoon Ventures Limited, Excellent Ace Holdings Limited and Mr. Jiarong Chen, holding 56%, 37.33% and 6.67% of Kingkey Global, respectively. First Tycoon Ventures Limited is 66.7% and 33.3% held by Sail Best Investments Limited and JenCap UX III, respectively. Sail Best Investments Limited is wholly owned by Kingkey Investment Group Limited, a company jointly owned by Mr. Jiarong Chen and Mr. Jiajun Chen. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX III, jointly decides the disposal and voting of the shares of the Issuer directly held by Kingkey Global, and is deemed to be the beneficial owner of all the shares of the Issuer held by Kingkey Global.

SCHEDULE 13D

BOCOM International Supreme Investment Limited (“BOCOM”), a British Virgin Islands company, directly holds 14,764,090 Class A ordinary shares of the Issuer. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly decides the disposal and voting of the shares of the Issuer directly held by BOCOM, and is deemed to be the beneficial owner of all the shares of the Issuer held by BOCOM.

The percentage of the class of securities beneficially owned by each of the reporting persons as of February 28, 2019 is based on 880,678,805 outstanding ordinary shares as a single class, being the sum of 839,868,944 Class A ordinary shares and 40,809,861 Class B ordinary shares outstanding as of the same date, assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 23,501,589 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan.

As of February 28, 2019, a total of 93,170,300 Class A ordinary shares beneficially owned by Mr. Kun Dai through Gao Li Group Limited, Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, representing 2.0%, 6.9%, and 1.7% of outstanding ordinary shares of Uxin Limited, respectively, had been pledged in favor of third-party lenders in connection with certain loan agreements entered into in 2017 with a term of two years in an aggregate principal amount of approximately US$213.1 million, most proceeds of which were used to fund the purchase of shares in the Issuer in the latest rounds of pre-initial public offering equity financings. Assuming all these pledged shares have been sold or otherwise disposed of pursuant to the enforcement of the share pledges, Mr. Kun Dai would have beneficially owned 4.6% of the Issuer’s outstanding ordinary shares, representing 32.7% of its total voting power, as of February 28, 2019.

Among these entities, Kingkey New Era Auto Industry Limited (“Kingkey”) as borrower pledged 57,045,450 Class A ordinary shares (the “Pledged Shares”) pursuant to a share charge in favor of a third-party lender in connection with a loan under a facility agreement entered into with the lender on October 25, 2017. After the initial publc offering of the Issuer, a confirmatory security deed relating to the original share charge was entered into by Kingkey as chargor on July 27, 2018 in light of the pledged shares being converted from preferred shares into Class A ordinary shares upon the completion of the initial public offering of the Issuer, and a deed of undertaking supplementing the original facility agreement was entered into by Kingkey as borrower on September 28, 2018, which added a margin call and top-up requirement relating to the loan. On December 19, 2018, the lender issued an instruction letter to enforce its security interests in the Pledged Shares, and the Pledged Shares have been transferred by Kingkey to the lender as a result thereof (the “Kingkey Share Transfer”). The lender may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. After the Kingkey Share Transfer, Kingkey does not hold any shares in the Issuer.

To the knowledge of the Reporting Persons, each of Redrock, TPG and JenCap UX currently beneficially owns 112,197,309, 20,132,850 and 27,572,210 Class A Ordinary Shares of the Issuer, respectively, and Redrock will beneficially own additional 38,834,951 Class A Ordinary Shares upon the full conversion of the Note it holds at the initial conversion price of US$1.03 per share and TPG will beneficially own additional 58,252,427 Class A Ordinary Shares upon the full conversion of the Note it holds at the initial conversion price of US$1.03 per share. The Strategic Investor does not currently beneficially own any shares in the Issuer and will beneficially own 97,087,378 Class A Ordinary Shares upon the full conversion of the Note it holds at the initial conversion price of US$1.03 per share.

(c)                   Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d)                  Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)                   Not applicable.

SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated June 20, 2019
99.2†	Investors’ Rights Agreement, dated June 10, 2019
99.3	Equitable Share Mortgage, dated June 10, 2019

†              Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2019

Kun Dai	/s/ Kun Dai
Kun Dai

Xin Gao Group Limited	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Director

Gao Li Group Limited	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Director